

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010**

No Act



06042849

July 25, 2006



Michael Dillon
Executive Vice President and General Counsel
Sun Microsystems, Inc.
4150 Network Circle
Santa Clara, CA 95054

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 7/26/2006

Re: Sun Microsystems, Inc.

Dear Mr. Dillon:

This is in regard to your letter dated July 13, 2006 concerning the shareholder proposal submitted by the United Association S&P 500 Index Fund for inclusion in Sun Microsystems' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Sun Microsystems therefore withdraws its June 30, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Ted Yu
Special Counsel

cc: Craig Rosenberg
ProxyVote Plus
Two Northfield Plaza
Northfield, IL 60093

Sun Microsystems, Inc.
4150 Network Circle, Santa Clara, CA 95054




RECEIVED
2006 JUL -3 PM 3:52
SEC MAIL PROCESSING
RECEIVED
JUL 03 2006
WASH. D.C.
199
SECTION

June 30, 2006

Via Overnight Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington D.C. 20549

Re: Sun Microsystems, Inc.--Shareholder Proposal Submitted by ProxyVote Plus on behalf of the United Association S&P 500 Index Fund.

Dear Sir or Madam:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the **"Exchange Act"**), Sun Microsystems, Inc., a Delaware corporation (the **"Company"**), hereby gives notice of the Company's intention to omit from its proxy statement for its 2006 annual meeting of stockholders (the **"2006 Proxy Statement"**) a shareholder proposal (the **"Proposal"**) submitted to the Company by ProxyVote Plus on behalf of the United Association S&P Index Fund (the **"Fund"**) under cover of a letter dated May 23, 2006. A copy of the Fund's proposal together with the related supporting statement is attached as **Attachment A**.

We hereby request confirmation that the staff of the Division of Corporate Finance (the **"Staff"**) of the Securities and Exchange Commission (the **"Commission"**) will not recommend any enforcement action if, in reliance on the provisions of Rule 14a-8(i)(11), the Company omits the Proposal from the 2006 Proxy Statement on the grounds that it substantially duplicates another proposal previously submitted to the Company that will be included in the Company's 2006 Proxy Statement.

The Company expects to file the definitive 2006 Proxy Statement with the Commission on or about September 20, 2006. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the Commission more than 80 calendar days before the date upon which the Company expects to file the definitive 2006 Proxy Statement. Pursuant to Rule 14a-8(j), we are enclosing herewith six copies of each of this letter and the accompanying attachments. In accordance with Rule 14a-8(j) and the instructions contained in the letter accompanying the Proposal, a copy of this submission is being forwarded simultaneously to ProxyVote Plus and the Fund (collectively, the **"Proponents"**). This letter constitutes the Company's statement of the reasons it deems the omission the Proposal to be proper.

The Proposal

The full text of the Proposal is as follows:

> **Resolved:** That the shareholders of [the Company] hereby request that the Compensation Committee of the Board of Directors adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. Performance-based options are defined as follows: (1) indexed options, in which the exercise price is linked to an industry or well-defined peer group index; (2) premium-priced stock options, in which the exercise price is set above the market price on the grant date; or (3) performance-vesting options, which vest when a performance target is met.

Basis for Exclusion—*Rule 14a-8(i)(11)*

The Company respectfully requests the Staff's confirmation that the Proposal may properly be excluded from the 2006 Proxy Statement in accordance with Rule 14a-8(i)(11), as it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting."

On January 31, 2006, Sun received the following shareholder proposal from the AFL-CIO Reserve Fund (the **"Prior Proposal,"** together with the Proposal the **"Proposals")**:

> RESOLVED, that the shareholders of Sun Microsystems, Inc. (the "Company") urge the Board of Directors to adopt a policy that a significant portion of future equity compensation grants to senior executives shall be shares of stock that require the achievement of performance goals as a prerequisite to vesting ("performance-vesting shares").

A copy of the Prior Proposal together with the related supporting statement is attached as **Attachment B.**

Rule 14a-8(i)(11) does not require that a proposal be identical to a previously submitted proposal in order for it to be excluded, but rather allows exclusion if a later proposal contains the same principal thrust or focus as a previously submitted proposal. *See Pacific Gas and Electric Company* (February 1, 1993). The Commission has stated that "the purpose of Rule 14a-8(i)(11) is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted by proponents acting independently of each other". *See Exchange Act Release No. 34-12999* (November 22, 1976).

The Staff consistently has agreed that a proposal addressing the same subject matter yet having different terms or a broader or narrower scope of subject matter than a prior proposal may be excluded under Rule 14a-8(i)(11). *See Sun Microsystems, Inc.* (July 29, 2005) (proposal requiring that fifty percent of all equity based compensation to senior executives be "performance-based" substantially duplicated previous proposal requiring that a significant portion of future stock option grants be "performance-based"); *Constellation Energy Group, Inc.* (February 19, 2004) (proposal requesting performance and time-based restricted stock grants for senior executives in lieu of stock options substantially duplicates a broader prior proposal requesting a "Commonsense Executive Compensation" program including limitations on CEO salary, annual executive bonuses, form and amount of long-term equity compensation and severance agreements, as well as performance criteria); and *Siebel Systems, Inc.* (April 15, 2003) (proposal urging use of performance-based options substantially duplicates a broader prior proposal requesting a policy defining portions of equity to be provided to employees and executives, requiring performance criteria for options, and holding periods for shares received). *See also Abbott Laboratories* (February 4, 2004) ("Commonsense Executive Compensation" proposal urging use of performance and time-based restricted shares in lieu of options, as well as a range of additional limitations on compensation and severance arrangements substantially duplicates a narrower prior proposal urging prohibition of executive options); and *General Electric Company* (January 22, 2003) (proposal requesting a report considering freezing executive salaries during layoffs, setting a ceiling on ratio of pay of executive officers to lowest paid employees, and seeking shareholder approval for executive severance exceeding two times salary substantially duplicates prior proposal requesting report comparing compensation of top executives and lowest paid workers).

In light of the Staff's past interpretations of Rule 14a-8(i)(11), the Proposal is clearly substantially duplicative of the Prior Proposal, which the Company received approximately four months earlier. Both Proposals request the Company's Board of Directors or a committee of the Board to adopt a policy that a significant portion of future grants of equity (either stock options or equity compensation in general) to senior executives shall be performance-based (either broadly defined to include indexed or premium priced stock options and awards subject to performance-based vesting criteria or narrowly defined to include only awards subject to performance-based vesting criteria). As the Proposals fundamentally seek to link future equity awards to meaningful performance benchmarks, the principal thrust and focus of the Proposals are the same. In addition, because the Proposals seek to implement a performance--based compensation structure using different types of awards, the Proposals represent two alternative approaches to dealing with the same issue, and therefore inclusion of both Proposals in the 2006 Proxy Statement creates a risk that stockholders will be confused as to how to vote on the Proposals or, if both Proposals are approved, that the Compensation Committee will be subject to arguably inconsistent requests from stockholders. *See E.I. du Pont de Nemours & Company* (February 9, 2005).

For the reasons stated above and consistent with the Staff's prior interpretations of Rule 14a-8(i)(11), the Company believes that the Proposal may be excluded as substantially duplicative of the Prior Proposal that Sun will include in its 2006 Proxy Statement.

Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2006 Proxy Statement.

If you have any questions or require any additional information, please do not hesitate to call Craig Norris or me at (650) 960-1300. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,



Michael Dillon
Executive Vice President and General Counsel
Sun Microsystems, Inc.

Attachment A

Performance-Based Options Proposal

Resolved: That the shareholders of Sun Microsystems, Inc. (the "Company") request that the Compensation Committee of the Board of Directors adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. Performance-based options are defined as follows: (1) indexed options, in which the exercise price is linked to an industry or well-defined peer group index; (2) premium-priced stock options, in which the exercise price is set above the market price on the grant date; or (3) performance-vesting options, which vest when a performance target is met.

Supporting Statement: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to enhance long-term corporate value. We believe that standard fixed-price stock option grants can and often do provide levels of compensation well beyond those merited, by reflecting stock market value increases, not performance superior to the company's peer group.

Our shareholder proposal advocates performance-based stock options in the form of indexed, premium-priced or performance-vesting stock options. With indexed options, the option exercise price moves with an appropriate peer group index so as to provide compensation value only to the extent that the company's stock price performance is superior to the companies in the peer group utilized. Premium-priced options entail the setting of an option exercise price above the exercise price used for standard fixed-priced options so as to provide value for stock price performance that exceeds the premium option price. Performance-vesting options encourage strong corporate performance by conditioning the vesting of granted options on the achievement of demanding stock and/or operational performance measures.

Our shareholder proposal requests that the Company's Compensation Committee utilize one or more varieties of performance-based stock options in constructing the long-term equity portion of the senior executives' compensation plan. The use of performance-based options, to the extent they represent a significant portion of the total options granted to senior executives, will help place a strong emphasis on rewarding superior corporate performance and the achievement of demanding performance goals.

Leading investors and market observers, such as Warren Buffet and Alan Greenspan, have criticized the use of fixed-price options on the grounds that they all to often reward mediocre or poor performance. The Conference Board's Commission on Public Trust and Private Enterprise in 2002 looked at the issue of executive compensation and endorsed the use of performance-based options to help restore public confidence in the markets and U.S. corporations.

At present, the Company does not employ performance-based stock options as defined in this proposal, so shareholders cannot be assured that only superior performance is being rewarded. Performance-based options can be an important component of a compensation plan designed to focus senior management on accomplishing long-term corporate strategic goals and superior long-term corporate performance. We urge your support for this important executive compensation reform.

Attachment B

Shareholder Proposal

RESOLVED, that the shareholders of Sun Microsystems, Inc. (the "Company") urge the Board of Directors to adopt a policy that a significant portion of future equity compensation grants to senior executives shall be shares of stock that require the achievement of performance goals as a prerequisite to vesting ("performance-vesting shares").

This policy shall apply to existing employment agreements and equity compensation plans only if the use of performance-vesting shares can be legally implemented by the Company, and will otherwise apply to the design of all future plans and agreements.

Supporting Statement

We believe that our Company's compensation policies should encourage the ownership of stock by senior executives in order to align their interests with those of shareholders. To achieve this goal, we favor granting senior executives actual shares of stock that vest only after meeting specified performance goals. In our opinion, performance-vesting shares are a better form of equity compensation than fixed-price stock options or time-vesting restricted stock.

Fixed-price stock option grants provide senior executives with incentives that may not be in the best interests of long-term shareholders. In our view, stock option grants promise executives all the benefit of share price increases with none of the risk of share price declines. This asymmetrical incentive structure can reward executives for share price volatility, a measure of investment risk. Stock options can also reward short-term decision-making because many executives' options can be exercised just one year after the grant date. Furthermore, we believe that stock options can create a strong incentive to manipulate a company's stock price through questionable or even fraudulent accounting.

Leading investors and regulators have questioned the use of stock options to compensate executives. Berkshire Hathaway CEO Warren Buffet has characterized fixed-price stock options as "really a royalty on the passage of time." Former Federal Reserve Chairman Alan Greenspan blamed poorly-structured options for the 'infectious greed' of the 1990s, because "they failed to properly align the long-term interests of shareholders and managers."

Similarly, we oppose granting executives time-vesting restricted stock that does not include any performance requirements. In our view, time-vesting restricted stock rewards tenure, not performance. Instead, we believe vesting requirements should be tailored to measure each individual executive's performance through disclosed benchmarks, in addition to the Company's share price. To align their incentives with those of long-term shareholders, we also believe that senior executives should be required to hold a significant portion of these performance-vesting shares for as long as they remain executives of the Company.

Executive compensation consultant Pearl Meyer has said "if a company is going to issue restricted stock grants as a way of making sure executives are owners rather than optionees, the grant should be earned on a performance basis — it shouldn't be just a giveaway. " Former SEC Chairman Richard Breeden has stated that "there is not a strong reason for granting restricted stock rather than simply paying cash unless there are performance hurdles to vesting."



Sun Microsystems, Inc.
4150 Network Circle, Santa Clara, CA 95054


RECEIVED
2006 JUL 17 PM 12:52
SEC MAIL PROCESSING
RECEIVED
JUN 14 2006
WASH. D.C. 190 SECTION

July 13, 2006

Via Overnight Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington D.C. 20549

Re: Sun Microsystems, Inc.- Withdrawal of Shareholder Proposal Submitted by ProxyVote Plus on behalf of the United Association S&P 500 Index Fund.

Dear Sir or Madam:

On June 30, 2006, Sun Microsystems, Inc. (the **"Company"**) submitted to your office a request for no-action pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, relating to a shareholder proposal (the *"Proposal")* from ProxyVote Plus on behalf of the United Association S&P 500 Index Fund (the *"Proponent"),* for inclusion in the Company's 2006 Proxy Statement. On July 12, 2006, the Company received a notice from the Proponent indicating that it is withdrawing the Proposal from inclusion in the Company's 2006 Proxy Statement. Accordingly, the Company hereby **withdraws** its no-action request letter dated June 30, 2006.

In accordance with Rule 14a-8(j), we are enclosing herewith six hard copies of this letter. Also in accordance with Rule 14a-8(j), we are simultaneously providing a copy of this letter to the Proponent.

If you have any questions or require additional information with respect to our withdrawal, please do not hesitate to call Craig Norris or me at (650) 960-1300. Please acknowledge receipt of this letter by date-stamping the enclosed copy of the first page of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,

Michael Dillon
Executive Vice President and General Counsel
Sun Microsystems, Inc.

PROXYVOTE PLUS

July 12, 2006

VIA FACSIMILE: 303-272-8054

Mr. Michael A. Dillon
Senior Vice President, General Counsel and Secretary
Sun Microsystems, Inc.
4150 Network Circle
Santa Clara, CA 95054

Re: Shareholder Proposal

Dear Mr. Dillon:

I am writing to inform you that the United Association S&P 500 Index Fund hereby withdraws its shareholder proposal at Sun Microsystems, Inc. Thank you.

Sincerely,

Craig Rosenberg

Craig Rosenberg

Cc: Mr. Sean O'Ryan

Two Northfield Plaza • Northfield, IL 60093 • Tel.: (847) 501-4035 • Fax: (847) 501-2942